CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA Main: +1 (646) 386 8128 Email: cfn@cfnllc.us

January 13, 2025

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ruairi Regan
Brigitte Lippmann

Re:	Phoenix Asia Holdings Limited (CIK No. 0002035709)
Amendment No. 2 to Draft Registration Statement on Form F-1 Draft Registration Statement on Form F-1
File No. 377-07520
Response to the Staff’s Comments Dated December 13, 2024

Dear Sirs/Madams,

On behalf of our client, Phoenix Asia Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to letter dated December 13, 2024 from the Commission (the “Comments”), regarding the Company’s draft registration statement on Form F-1 filed on December 2, 2024. Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Staff’s Comments is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Risk Factors Summary, page 4

1. We reissue prior comment 2 in part. We note your disclosure on page 122 that most of your directors and officers are nationals or residents of Hong Kong. Please clarify whether your directors and officers are nationals of China. Please revise your summary risk factors to address clearly risks related to China, given Hong Kong is a Special Administrative Region of China. Please revise your summary risk factor disclosure to specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and Hong Kong, lack of reciprocity, and cost and time constraints. Also, we note your disclosure that the Group has no current operations in China. Please revise your definition of “China” or “PRC” to include Hong Kong and to clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that “China or the PRC” does not include Hong Kong is when you are referencing specific laws and regulations adopted by the PRC.

We note the Staff’s comment, and respectfully advise that we have revised page [122] to clarify that none of the Company’s directors and officers are nationals of China. We have also revised pages [4], [6] and [39] to discuss that it may be time-consuming and costly for investor to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities law against us, the Company’s directors or officers in the Cayman Islands and Hong Kong, lack of reciprocity and cost and time constraints. We have also revised page [11] to clarify that “China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau and for reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau. The legal and operational risks associated with operating in China also apply to the Company’s operations in Hong Kong;

Please contact Sanny Choi or Clement Au of CFN Lawyers LLC at with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Name:	Sanny Choi